Mail Stop 4561
Via Fax (512) 683-8411

September 3, 2009

Alex Davern
Chief Financial Officer
National Instruments
11500 North MoPac Expressway
Austin, TX 78759

      Re: National Instruments
              Form 10-K for the Fiscal Year Ended December 31, 2008
              Filed February 27, 2009
              Form 10-Q for the Fiscal Quarter Ended March 31, 2009
              Filed on May 7, 2009
              File No. 000-25426

Dear Mr. Davern:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                Sincerely,

                Kathleen Collins
                Accounting Branch Chief